FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of **February 25, 2003**

Equant N.V.
(Translation of registrant's name into English)

Gatwickstraat 21-23
1043 GL Amsterdam Sloterdijk, The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [**X**]   Form 40-F [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]   No [**X**]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



Equant N.V. Elects New Supervisory Board Members

Appointment of France Telecom Directors

At an Extraordinary General Meeting of Shareholders held on February 19, 2003, Ms. Barbara Dalibard, Messrs. Thierry Breton, Frank Dangeard and James Meyer were elected to Equant, N.V.'s Supervisory Board, as nominees of France Telecom. These Supervisory Directors shall serve as France Telecom Directors for an indefinite period and will replace Messrs. Michel Bon, Jean-Louis Vinciguerra, Jean-Yves Gouiffes and Bernard Izerable.

Resignation of Supervisory Board Director & Release of Liability

At an Extraordinary General Meeting held on February 19, 2003, Equant N.V. accepted the resignations of Messrs. Michel Bon, Riccardo Lippi, Jean-Louis Vinceguerra, Jean-Yves Gouiffes and Bernard Izerable from the Supervisory Board of Equant N.V.